
RECEIVED
SEC MAIL PROCESSING
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States



07021437

Randers, 21 February 2007

SUPPL

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Press release No. 02/2007 of 21 February 2007
  "Vestas to establish blade factory in Castilla-La Mancha, Spain"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S



Pia Guldbæk Brøns
Communication & IR


PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

82-34884

Vestas

Press release

Randers, 21 February 2007
Press release No. 2/2007

Vestas to establish blade factory in Castilla-La Mancha, Spain

As mentioned in Vestas' interim financial report for third quarter 2006 (cf. stock exchange announcement No. 49/2006), Vestas has decided to establish a blade production facility in Spain to support the continuous progress of wind power in the Mediterranean area.

As a step to strengthen Vestas' position in Castilla-La Mancha and in Spain in general, Vestas has decided to establish its first blade factory in Spain in an industrial area developed by the City Council of Daimiel in the province of Castilla-La Mancha.

The blade production will be for the V90 wind turbines, which are very competitive in the Spanish market. The total investment in production equipment, land and buildings is expected to amount to approx EUR 47m.

Construction of the factory will begin in 2007, and the factory is expected to be put into operation in the second quarter of 2008. When fully operational, the plant will have an annual production capacity of approx 1,200 blades. The factory will be located on a piece of land of 200,000 square-metres and the 20,000 square-metre factory will employ around 400 people.

Having an accumulated installed capacity of more than 11,600 MW, Spain is one of the leading countries in wind energy in Europe as well as worldwide. Vestas expects the Spanish market to continue as a large and stable market in the coming years.

As per 1 January 2007, Castilla-La Mancha had an installed capacity of more than 2,300 MW and the autonomous community holds the second place in ranking of installed capacity among the 17 autonomous communities in Spain.

Vestas has installed three wind power plants in Castilla-La Mancha consisting of 36 units of V82-1.65 MW turbines and 11 units of V90-2.0 MW turbines adding up to more than 80 MW. Furthermore, Vestas is currently installing more than 100 units of the V90-1.8 MW and V90-2.0 MW turbines for several wind power plants in the region, which will increase Vestas' installed capacity in Castilla-La Mancha to approx 300 MW.

"We are very pleased that Vestas has chosen Castilla-La Mancha for its first blade production facility in Spain," says José María Barreda, President of Castilla-La Mancha, and continues: *"This is a perfect example of how we are building a new energy economy in this region and how we continue improving our wind energy position both in Spain and at an international level. We look forward to working together with Vestas in developing the wind energy sector in Spain even further."*

José Díaz del Campo, Mayor of the City Council of Daimiel, adds: *"We would like to welcome Vestas to Daimiel. Vestas is an excellent example of a company which promotes a clean and renewable energy such as wind. Promoting the use of renewable energy sources is also one of our main objectives in Daimiel, and we will do our utmost to support Vestas in securing that the new factory will be completed in due time."*

Ole Borup Jakobsen, President of Vestas Blades A/S, and Ebbe Funk, President of Vestas Mediterranean A/S, both agree that the government of Castilla-La Mancha has done a great job assisting Vestas in finding the best location for the factory.

Ole Borup Jakobsen declares: *"We are convinced that we have chosen the right location for our new blade factory in Spain, and we look forward to working closely with the City Council of Daimiel on this new exciting project."* Ebbe Funk concludes: "*We have an excellent relationship with Castilla-La Mancha, and together with the city of Daimiel we will all work towards promoting wind energy as a competitive energy source."*

Together with the nacelle assembly factory in Galicia as well as the control systems production plant and the nacelle assembly factory in Castilla y León, the new production facility will further increase the Group's production capacity from Spain.

Any questions may be addressed to Ole Borup Jakobsen, President of Vestas Blades A/S, tel. +45 9730 0000, or to Ebbe Funk, President of Vestas Mediterranean A/S, tel. +34 932 419 800.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President & CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

END